CHINA ENVIRONMENTAL PROTECTION INC.
West Garden, Gaocheng Town, Yixing City
Jiangsu Province, P.R. China 214214

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

______________

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

This Information Statement, which is being mailed on or about March 15, 2010 to the holders of record of shares, as of February 12, 2010, of common stock, $0.001 par value, of China Environmental Protection Inc., formerly known as T.O.D. Taste On Demand Inc., a Nevada corporation (the “Company”), is being furnished in connection with the appointment of Yuqiang Wu to the Board of Directors of the Company (the “Board”). The appointment of  Yuqiang Wu to the Board was made in connection with the consummation of the transactions described in this Information Statement.

On February 9, 2010, the Company entered into an agreement (the “Merger Agreement”) with Dragon Path International Limited, a British Virgin Islands corporation (“Dragon Path”), and the sole shareholder of Dragon Path.  The merger was closed on February 12, 2010. Pursuant to the terms of the Merger Agreement, the Company acquired all of the outstanding capital stock of Dragon Path through the merger with China Environmental Protection Inc., a Nevada corporation (the “Merger Sub”) wholly owned by the Company. Dragon Path is a holding company whose only asset, held through a subsidiary, is 100% of the registered capital of Yixing Dragon Path Environment Technology Limited (“Yixing Dragon Path”), a limited liability company organized under the laws of the People’s Republic of China (“China” or “PRC”). Substantially all of Dragon Path's operations are conducted in China through Yixing Dragon Path, and through contractual arrangements with Yixing Dragon Path’s consolidated affiliated entity in China, Jiangsu Zhenyu Environmental Protection Technology Co. Ltd. (“Zhenyu”). Zhenyu is engaged in design, manufacture, and installation of water and waster water treatment equipment for environmental protection purposes, as well as providing high-quality after-sales services. In connection with the acquisition, the Merger Sub issued 100 shares of the common stock of the Merger Sub which constituted no more than 10% ownership interest in the Merger Sub in exchange for all the shares of the capital stock of Dragon Path (the “Share Exchange” or “Merger”). The 100 shares of the common stock of the Merger Sub were converted into approximately 16,150,000 shares of the common stock of the Company (the “Merger Consideration”) so that upon completion of the Merger, the sole shareholder of Dragon Path and his designees owned approximately 95% of the common stock of the Company.

In connection with the acquisition, Mr. Asael Karfiol resigned as a director of the Company, and Mr. Boping Li was elected to serve on our Board of Directors as Chairman of the Board upon the effectiveness of the Merger. Mr. David Katzir will resign as a director of the Company and Mr. Yuqiang Wu will become a director of the Company in his place ten days after this Information Statement is mailed to the shareholders of record. All officers of the Company before the Merger, including David Katzir, the Company’s Chief Executive Officer and President, resigned upon the effectiveness of the Merger. Mr. Boping Li was also appointed President and Chief Executive Officer of the Company and Ms. Ping Ye was appointed Chief Financial Officer in connection with the Merger.

There are no arrangements or understandings among members of both the former and new control person and their associates with respect to the election of directors of the Company or other matters.

The information contained in this Information Statement concerning Boping Li, Yuqiang Wu, David Katzir and Ping Ye has been furnished to the Company by such person and the Company assumes no responsibility for the accuracy or completeness of such information. The principal executive offices of the Company are currently West Garden, Gaocheng Town, Yixing City, Jiangsu Province, P.R. China 214214.

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

In connection with the change in control of the Company described in this Information Statement, effective February 12, 2010, we elected Mr. Boping Li as our Chairman, President and Chief Executive Officer and Ms. Ping Ye as Chief Financial Officer.  All officers of the Company before the Merger, including David Katzir, the Company’s Chief Executive Officer and President, resigned upon the effectiveness of the Merger. Mr. Asael Karfiol resigned as a director of the Company upon the effectiveness of the Merger. Mr. David Katzir will resign as a director of the Company and Mr. Yuqiang Wu will become a director of the Company in his place ten days after this Information Statement is mailed to the shareholders of record.

The names of the current officers and directors of the Company and the incoming director and other certain information are set forth below:

Name	Age	Positions with the Company
Boping Li	48	Chairman, President and Chief Executive Officer
Ping Ye	39	Chief Financial Officer
David Katzir	51	Director
Yuqiang Wu	33	Director

The following is a summary of the biographical information of the foregoing individuals:

Boping Li, 48, Founder, Chairman and Chief Executive Officer of Zhenyu. Mr. Li served as Chairman and Chief Executive Officer of Zhenyu since September 1992. Prior to that, he was Vice Manager of Yixing Gaocheng Fiber Glass Equipment Factory from October 1987 to August 1992. Prior to that, he was Production Director of Yixing Gaocheng Glass Factory from May 1981 to September 1987. Mr. Li graduated from Nanjing University of Science and Technology with a bachelor degree in business administration.

Ping Ye, 39, is a US Certified Public Accountant (CPA) with over sixteen years’ experience working in public and private sectors, including the banking industry in China and the public accounting firm of Arthur Andersen in the US, supervising and performing audits from March 1998 to January 2001. Ms. Ye also worked for American International Group Inc. (AIG), the Museum of Fine Arts in Boston from September 2001 to February 2005 and MIT from May 2005 to January 2007.  Most recently, Ms. Ye served as Vice-President of Finance and Accounting for USI Insurance Services, a Goldman Sachs private equity holding from January 2007 to July 2009.

Ms. Ye earned a Bachelors of Business Administration summa cum laude majoring in Accounting from Baruch College, City University of New York. She also holds an MBA from the Wharton School, University of Pennsylvania.

David Katzir, 51, has been Director, President, Treasurer and Secretary of T.O.D. Taste On Demand Inc. since its inception in August 2007. Mr. Katzir is an entrepreneur that since 1992 has been involved in the formation of few business ventures, the most successful of which is Exent Technologies Ltd., a leading global market solutions provider for broadband-based monetization of new and existing PC and video games. Between 1988 and 2004, Mr Kaztir was the owner of G.K.A.R. Computers Ltd, an importer and distributor of computers to Israeli businesses and organizations. Mr. Katzir attended Bar Ilan University in Israel studying for a B.A. degree in criminology and psychology.

Yuqiang Wu, 33, Vice President of Zhenyu and Director of Jiangsu Jinyu Environmental Engineering Co. Ltd. Mr. Wu joined the Company in August 2005. Prior to that, he served as Vice President and Finance Director of Yixing Gaojinhechuang Co. Ltd from August 2000 to July 2005. Prior to that, he served as Finance Director of Yixing Circulating Water Equipment Company from August 1999 to July 2000. He graduated from Metallurgic College of Jiangsu University of Science & Technology majored in financial accounting.

All directors hold office until the next annual meeting of our shareholders and until their successors have been elected and qualify.  Officers serve at the pleasure of the Board of Directors.

The Board of Directors does not currently have a specifically-designated audit committee. To the best of the Company’s knowledge, there are no proceedings to which any of the foregoing individuals or any associate of any such person, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Prior to the appointment of Mr. Li and Mr. Wu to the board of directors of the Company, they were not directors of, nor did they hold any position with the Company. Mr. Li and Mr. Wu have consented to serve as directors of the Company, to the best of its knowledge, Mr. Li and Mr. Wu (i) do not have a family relationship with any of the directors, executive officers or control persons of the Company; (ii) do not beneficially own any equity securities, or rights to acquire any equity securities of the Company other than as disclosed in this Information Statement; (iii) have not been involved in any transactions with the Company, nor have had any business relationships with the Company or any of its directors, executive officers or affiliates of the type required to be disclosed pursuant to Rule 14f-1 under the Exchange Act; and (iv) have not been the subject of any civil regulatory proceeding or any criminal proceeding.

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to Section 16(a) of the Securities Exchange Act of 1934 and the rules issued thereunder, our directors and executive officers and any persons holding more than 10% of our common stock are required to file with the SEC reports of their initial ownership of our common stock and any changes in ownership of such common stock. Copies of such reports are required to be furnished to us. Section 16(a) of the Securities Exchange Act requires our executive officers and directors, and persons who own more than 10% of our common stock, to file reports regarding ownership of, and transactions in, our securities with the SEC and to provide us with copies of those filings. Our officers and directors, David Kaztir and Asael Karfiol failed to timely file their form 3. Form 3 was filed on September 11, 2009. Our 10% shareholders, Kaeyo Investments Ltd., Orit Wolkin and Juemin Chu failed to timely file their Form 3. The forms were rather filed on September 11, 2009.  Kaeyo Investments Ltd. and Orit Wolkin also failed to timely file their form 4 reporting purchases of shares in November 2008, February 2009 and May 2009. The form 4s were filed on September 11, 2009 and amended on September 17, 2009.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

Audit Committee Financial Expert

    Our board of directors currently acts as our audit committee. Our Board of Directors is in the process of finding an "audit committee financial expert" as defined in Regulation S-K and directors that are "independent" as that term is used in Section 10A of the Securities Exchange Act.

    Audit Committee

    We have not yet appointed an audit committee. At the present time, we believe that the members of Board of Directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. We do, however, recognize the importance of good corporate governance and intend to appoint an audit committee comprised entirely of independent directors, including at least one financial expert, in the near future.

    Compensation Committee

    We do not presently have a compensation committee. Our board of directors currently acts as our compensation committee.

    Nominating Committee

    We do not presently have a nominating committee. Our board of directors currently acts as our nominating committee. We are in search for qualified independent board members to staff this committee.

The Company does not currently have a process for security holders to send communications to the Board.

EXECUTIVE COMPENSATION

Information regarding the compensation paid to the executive officers and directors of the Company during the past two fiscal years is set forth in Part III, Item 11 of the Company’s Annual Report on Form 10-K, which was filed with the Securities and Exchange Commission on September 23, 2009.   None of the individuals who served as officers of the Company during the past two fiscal years will remain an officer of the Company after the
Merger.

    The following table sets forth information concerning cash and non-cash compensation paid by Zhenyu to Mr. Boping Li, Chairman, President and Chief Executive Officer, and Mr. Yuqiang Wu, Vice President, for services rendered during the preceding two fiscal years. No executive officer of Zhenyu received compensation in excess of $100,000 for any of those two years.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Nonequity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Boping Li	2009	32,192	-	-	-	32,192
Chairman, President and Chief Executive Officer	2008	22,548	-	-	-	22,548

Yuqiang Wu	2009	17,559	-	-	-	17,559
Vice President	2008	11,274	-	-	-	11,274

(1) The Company pays salaries in RMB to all executive officers and directors of the board every month. The RMB amount is translated into USD when the Company files SEC documents. The relevant exchange rates for fiscal years 2009 and 2008, are $1 to RMB 6.834 and RMB 7.096, respectively.

    Employment Agreements

    On January 1, 2010, the Company entered into a three-year employment agreement with Boping Li as Chief Executive Officer. Mr. Li has an annual salary of RMB 216,000 (approximately USD $31,765), less all applicable taxes and other appropriate deductions. Mr. Li is entitled to an annual bonus in an amount of 10% of his annual salary, which shall be approved by the Company’s board of directors based on the operation results of the Company.

    As of the date of this report, we have no formal or informal arrangements or agreements to compensate our directors for services they provide as directors. We plan to implement a compensation program for our independent directors, as and when they are appointed, which we anticipate will include such elements as an annual retainer, meeting attendance fees and stock options. The details of that compensation program will be negotiated with each independent director. Currently, the directors for Zhenyu are not compensated for their service as directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Upon completion of the Merger, there were 17,000,000 shares of the Company’s common stock issued and outstanding taking into effect a 4.61896118 to 1 reverse stock split.  The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of February 12, 2010 by the following:

▪	each shareholder who beneficially owns more than 5% of our common;

▪	each of our named executive officers;

▪	Each of our directors; and

▪	Executive officers and directors as a group.

    Beneficial ownership is determined in accordance with the rules of the SEC, which deem a person to beneficially own any shares the person has or shares voting or dispositive power over and any additional shares obtainable within 60 days through the exercise of options, warrants or other purchase rights. Shares of our common stock subject to options, warrants or other rights to purchase that are currently exercisable or are exercisable within 60 days of February 12, 2010 (including shares subject to restrictions that lapse within 60 days of February 12, 2010) are deemed outstanding for purposes of computing the percentage ownership of the person holding such shares, options, warrants or other rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, each person possesses sole voting and investment power with respect to the shares identified as beneficially owned.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Percentage of Class
Boping Li	0	(2)	--
Ping Ye	0		--
Yuqiang Wu	0		--
David Katzir(3)	220,582	(5)	1.30%

All such directors and executive officers as a group (4 persons)	220,582		1.30%
Five Percent Shareholders (other than directors and named executive officers)
Weihua Zhao (4)	11,020,000	(5)	64.82%

(1)
All shares are owned of record and beneficially except as otherwise noted. Except as otherwise noted, each shareholder’s address is c/o Jiangsu Zhenyu Environmental Protection Technology Co. Ltd, West Garden, Gaocheng Town, Yixing City, Jiangsu Province, P.R. China, 214214.

(2)
Mr. Boping Li, his wife Ms. Qinfen Ding and Mr. Weihua Zhao, the sole shareholder of Crown Orient International Limited, a BVI corporation and our principal shareholder, have entered into an agreement dated January 27, 2010, pursuant to which Mr. Li and Ms. Ding may purchase shares of the common stock of Crown Orient International Limited from Mr. Zhao for a nominal price if the merged company achieves certain revenue thresholds.

(3)	The address of this stockholder is c/o T.O.D. (2010) Inc., 55 Hakeshet Street, Reuth, Israel 91708.

(4)	Beneficially owns the shares indicated, which are owned of record by Crown Orient International Limited, a BVI corporation and our principal shareholder.

CHANGE IN CONTROL

The statements made in this Information Statement referencing the Merger Agreement are qualified in their entirety by reference to the text of said agreement, and are expressly made subject to the more complete information set forth therein. The full text of the Merger Agreement is attached as exhibit 10.1 to the Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 9, 2010.

On February 9, 2010, the Company entered into the Merger Agreement with Dragon Path International Limited, a British Virgin Islands corporation (“Dragon Path”), and the sole shareholder of Dragon Path.  The merger was closed on February 12, 2010. Pursuant to the terms of the Merger Agreement, the Company acquired all of the outstanding capital stock of Dragon Path through the merger with China Environmental Protection Inc., a Nevada corporation (the “Merger Sub”) wholly owned by the Company. Dragon Path is a holding company whose only asset, held through a subsidiary, is 100% of the registered capital of Yixing Dragon Path Environment Technology Limited (“Yixing Dragon Path”), a limited liability company organized under the laws of the People’s Republic of China (“China” or “PRC”). Substantially all of Dragon Path's operations are conducted in China through Yixing Dragon Path, and through contractual arrangements with Yixing Dragon Path’s consolidated affiliated entity in China, Jiangsu Zhenyu Environmental Protection Technology Co. Ltd. (“Zhenyu”). Zhenyu is engaged in design, manufacture, and installation of water and waster water treatment equipment for environmental protection purposes, as well as providing high-quality after-sales services. In connection with the acquisition, the Merger Sub issued 100 shares of the common stock of the Merger Sub which constituted no more than 10% ownership interest in the Merger Sub in exchange for all the shares of the capital stock of Dragon Path (the “Share Exchange” or “Merger”). The 100 shares of the common stock of the Merger Sub were converted into approximately 16,150,000 shares of the common stock of the Company (the “Merger Consideration”) so that upon completion of the Merger, the sole shareholder of Dragon Path and his designees own approximately 95% of the common stock of the Company.

In connection with the acquisition, Mr. Asael Karfiol resigned as a director of the Company, and Mr. Boping Li, Chairman, Chief Executive Officer and President of Zhenyu, was elected to serve on our Board of Directors as Chairman of the Board upon the effectiveness of the Merger. Mr. David Katzir will resign as a director of the Company and Mr. Yuqiang Wu will become a director of the Company in his place ten days after this Information Statement is mailed to the shareholders of record. All officers of the Company before the Merger, including David Katzir, the Company’s Chief Executive Officer and President, resigned upon the effectiveness of the Merger. Mr. Boping Li was appointed President and Chief Executive Officer of the Company and Ms. Ping Ye was appointed Chief Financial Officer in connection with the Merger.

There are no arrangements or understandings among members of both the former and new control person and their associates with respect to the election of directors of the Company or other matters.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than as described in this Information Statement, none of the following parties has, since the date of incorporation of the Company, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect us:

—	any of our directors or officers;

—	any person proposed as a nominee for election as a director;

—	any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; or

—	any relative or spouse of any of the foregoing persons who has the same house as such person.

DATED: March 15, 2010

CHINA ENVIRONMENTAL PROTECTION INC.

By:	/s/ Boping Li
Boping Li Chairman, President and Chief Executive Officer